Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
TriMas Corporation:
We consent to the incorporation by reference in the registration statements on Form S-8 (No.333-190666, 333-190665, 333-179761 and 333-169321) of TriMas Corporation of our report dated February 26, 2013, with respect to the consolidated balance sheet of TriMas Corporation and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for each of the years in the two-year period ended December 31, 2012, and the related financial statement schedule II, which report appears in the December 31, 2013 annual report on Form 10-K of TriMas Corporation and to the references to our firm under the heading “Selected Financial Data”.
/s/ KPMG LLP

Detroit, Michigan
February 20, 2014